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SEC Mail Processing Section
RECEIVED
AUG 31 2015
Washington DC
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68748

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/14** (MM/DD/YY) AND ENDING **6/30/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DISCERN Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 1850
(No. and street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Starbird — **415-645-6526**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates CPAs
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**CA**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/1

OATH OR AFFIRMATION

I, Scott Starbird, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to DISCERN Securities, Inc. for the year ended June 30, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott Starbird
Name

August 27, 2015
Date

CEO
Title

[signature]
Signature

Notary Public

California Jurat
Attached

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin s.s.

Subscribed and sworn to (or affirmed) before me on this 27 day of August (Month), 2015, by Scott Starbird (Name of Signer (1)) and

_______________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

[signature]

Signature of Notary Public

Justin Smock #2109563

For other required information (Notary Name, Commission No. etc.)

JUSTIN SMOCK
Commission # 2109563
Notary Public - California
Marin County
My Comm. Expires Apr 30, 2019

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

 You can purchase copies of this form from our web site at www.TheNotarysStore.com

DISCERN SECURITIES, INC.

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
DISCERN Securities, Inc.

We have audited the accompanying statement of financial condition of DISCERN Securities, Inc. (the "Company") as of June 30, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DISCERN Securities, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates

Walnut Creek, California
August 27, 2015

DISCERN Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2015

ASSETS

Cash	$	78,404
Receivables and deposits with clearing firm		178,732
Prepaid expenses and other assets		21,518
TOTAL	$	278,654

LIABILITIES AND EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	17,887
Total liabilities		17,887
STOCKHOLDER'S EQUITY:		
Common stock (par value of $0.001 per share; 1,000 shares authorized, issued) and outstanding)		1
Additional paid in capital		781,606
Accumulated deficit		(520,840)
Total stockholder's equity		260,767
TOTAL	$	278,654

See accompanying notes to the financial statements.

DISCERN Securities, Inc.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2015

REVENUES:	
Trading	$ 767,888
Interest	2
Total revenues	767,890
EXPENSES:	
Research services fee to affiliate	569,000
Communications and data processing fees	223,039
Clearing & execution expenses	65,801
Regulatory fees	29,349
Professional fees	21,200
Office and administrative expenses	1,215
Total expenses	909,604
LOSS BEFORE TAXES	(141,714)
INCOME TAX EXPENSE	800
NET LOSS	$ (142,514)

See accompanying notes to the financial statements.

DISCERN Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2015

	Common Stock (Shares)	Common Stock (Dollars)	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE — July 1, 2014	1,000	$ 1	$ 521,606	$ (378,326)	$ 143,281
Capital contributions	-	-	260,000	-	260,000
Net loss	-	-	-	(142,514)	(142,514)
BALANCE — June 30, 2015	1,000	$ 1	$ 781,606	$ (520,840)	$ 260,767

See accompanying notes to the financial statements.

DISCERN Securities, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (142,514)
Adjustments to reconcile net loss to net cash used in operating activities:	
Effects of changes in:	
Receivables and deposits with clearing firm	(6,742)
Prepaid expenses and other assets	(15,182)
Due to affiliate	(3,000)
Accounts payable and accrued expenses	(16,581)
Net cash used in operating activities	(184,019)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions made by stockholder (DISCERN Group, Inc.)	260,000
Net cash provided by financing activities	260,000
NET INCREASE IN CASH	75,981
CASH — July 1, 2014	2,423
CASH — June 30, 2015	$ 78,404
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 800

See accompanying notes to the financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — DISCERN Securities, Inc., a Delaware corporation (the "Company"), was formed in 2010 and became a registered broker-dealer on November 3, 2011, on which date the Company commenced operations. The Company is a securities broker-dealer specializing in facilitating trades for institutional customers, with primary offices in San Francisco and New York City. The sole stockholder of the Company is DISCERN Group, Inc. (the Company's "Parent"), a Delaware corporation. The Company provides its trading clients with research and data analytics platform services produced by its affiliates, DISCERN Investment Analytics, Inc. ("DIA") and DISCERN Technologies, Inc, also wholly-owned subsidiaries of the Company's Parent.

Trading Revenue — Securities transactions executed by the Company are carried and settled by an independent third party clearing broker-dealer on a fully disclosed basis. Securities transactions are recorded on a trade date basis and included in trading revenue. The Company's trading revenue consists primarily of commissions earned for executing customer securities trades on an agency basis.

Cash — The Company considers all demand deposits held in bank and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in one bank account as of June 30, 2015.

Receivables & Deposits with Clearing Firm — The Company's clearing firm maintains a trading commission account on behalf of the Company with balances equaling gross trading commissions earned by the Company from trading on behalf of its clients less clearing and other charges levied by the clearing firm. During the first or second week of each month, the Company's clearing firm wires funds to the Company in an amount equal to the net balance as of the end of the prior calendar month. In addition to the trading commission account, the Company maintains a clearing deposit account with its clearing firm with a balance of cash meeting the minimum required by the clearing firm.

The Company estimates the allowance for doubtful accounts based on historical collection experience and information obtained about and/or provided by the person or entity who owes the Company. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Income Taxes — The Company is included in the consolidated federal income tax return of its Parent. It provides for income taxes on all transactions that have been recognized in the financial statements on a pro rata basis with its Parent and its Parent's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. Any unrecognized tax benefits represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Comprehensive Loss — There are no differences in net loss and comprehensive loss.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. STOCKHOLDER'S EQUITY

The Company's Parent, DISCERN Group, Inc., owner of one hundred percent of the common stock of the Company, made capital contributions of $260,000 during the year ended June 30, 2015.

3. RELATED-PARTY TRANSACTIONS

The Company has entered into an operating expense sharing agreement with its Parent and DIA, whereby those entities provide the Company with a number of services, including operating, facilities and administrative support. The personnel of the Company are also employees of one or more of its affiliated entities. The Company has entered into a services agreement with DIA whereby DIA provides the Company with research and platform analytics services which the Company in turn provides to its trading clients. These services include the provision of research publications, consultations with sector analysts and the availability of subscription access to a web-based investment analytics portal. In return for these services provided by DIA, the Company pays DIA. This payment has changed on occasion pursuant to periodic written modification of the agreement. The amount the Company paid to DIA during the year ended June 30, 2015 was $569,000, and is presented in Research services fee to affiliate in the Statement of Operations. At June 30, 2015, the balance due to DIA related to the research services fee was zero.

The Company incurs, outside of the operating expense sharing agreement, all expenses related directly to its brokerage activities, including regulatory fees, clearing fees, execution expenses, professional service expenses and license fees relating to its order management system.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, given the Company's current approved scope of business, the Company must maintain minimum net capital equal to the greater of $100,000 or 6 and 2/3% of aggregate indebtedness (which was $17,887 at June 30, 2015). At June 30, 2015, the Company's regulatory net capital was $239,249, which was $139,249 above required net capital of $100,000. The ratio of aggregate indebtedness to net capital at June 30, 2015 was .07.

The agreement the Company has with its clearing firm requires the Company to maintain minimum net capital of $175,000, subject to an ongoing guarantee provided by the Company's Parent. The Company's net capital was below $175,000 during the year and has been in excess of $175,000 since early March 2015. The Company provides its monthly FOCUS report filings to its clearing firm to keep its clearing firm apprised of changes in its net capital balance.

5. COMMITMENTS, CONTINGENT LIABILITIES, AND OFF BALANCE SHEET RISK

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and investigations, and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if claimants seek unspecified damages, or when examinations or proceedings are at an early stage. Management believes there are no asserted or unasserted claims, lawsuits, regulatory investigations, or other proceedings with respect to the Company.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring trading activity, setting approval limits on trades over certain thresholds, and reviewing information it receives from its clearing broker on a daily basis. The Company reserves for doubtful accounts when necessary, and at June 30, 2015, there were no reserves recorded by the Company.

6. INCOME TAXES

The income tax expense for the year ended June 30, 2015 consists of:

Current:	
Federal	$ -
State	800
Total current	800
Deferred:	
Federal	-
State	-
Total deferred	-
Income tax provision	$ 800

Significant components of the Company's deferred tax balances as of June 30, 2015 are as follows:

Deferred income tax assets:	
Federal net operating loss carryforward	$ 78,000
State net operating loss carryforward	35,000
Total deferred income tax assets	113,000
Valuation allowance	(113,000)
Net deferred income tax assets	$ -

6. INCOME TAXES (Continued)

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2015, the Company believes that it is more likely than not that the benefit will not be realized and has provided a valuation allowance of 100% on the deferred tax assets. The valuation allowance related to deferred income tax assets decreased by $22,500 for the year ended June 30, 2015.

At June 30, 2015, the Company had federal and state net operating loss carryforwards of approximately $520,839 and $459,829, respectively, which begin to expire in tax year 2033.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to federal or California tax examinations by tax authorities for years before 2012 and 2011, respectively. There are no uncertain tax positions.

7. CONCENTRATION OF REVENUE RISK

For the year ended June 30, 2015, revenue from one customer represented 51% of revenue. The risk to the Company is that this customer reduces or ceases trading with the Company, which may impact the Company's results of operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 27, 2015, the date on which the financial statements were issued.

******

SUPPLEMENTAL SCHEDULES

DISCERN Securities, Inc.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2015

Schedule I

COMPUTATION OF NET CAPITAL

EQUITY	$	260,767
LESS NONALLOWABLE ASSETS: Prepaid expenses and other assets		21,518
NET CAPITAL	$	239,249

COMPUTATION OF NET CAPITAL REQUIREMENT

AGGREGATE INDEBTEDNESS		17,887
6 AND 2/3% OF AGGREGATE INDEBTEDNESS		1,192
MINIMUM NET CAPITAL REQUIREMENT (greater of 6 and 2/3% of aggregate indebtedness or $100,000)	$	100,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	139,249
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL		0.07

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

(INCLUDED IN PART II OF FORM X-17A-5 AS OF JUNE 30, 2015)

There were no material differences noted in the Company's
Net Capital Computation at June 30, 2015

DISCERN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2015

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
DISCERN Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by DISCERN Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

Walnut Creek, California
August 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068748 FINRA JUN
DISCERN Securities, Inc.
100 Pine Street, Suite 1850
San Francisco, CA 94111-5221

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Starbird (415) 645-6526

2. A. General Assessment (item 2e from page 2)		$ 1,779
B. Less payment made with SIPC-6 filed (**exclude interest**) Feb. 17, 2015 (Date Paid)		(1,220)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		559
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 559
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 559 sent by wire 8-11-15	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DISCERN Securities, Inc.
(Name of Corporation, Partnership or other organization)

Scott Starbird
(Authorized Signature)

Dated the 11th day of August, 20 15.

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2014
and ending June 30, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$767,888
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	56,390
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	56,390
2d. SIPC Net Operating Revenues	$711,498
2e. General Assessment @ .0025	$1,779
	(to page 1, line 2.A.)

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
DISCERN Securities, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) DISCERN Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that DISCERN Securities, Inc. met the identified exemption provisions for the year ended June 30, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates

Walnut Creek, California
August 27, 2015

DISCERN®

Scott Starbird

Chief Executive Officer
100 Pine Street, Suite 1850
San Francisco, CA 94111

August 26, 2015

To Ernst Wintter & Associates CPAs:

DISCERN Securities, Inc. ("DSI") is exempt from the requirements of SEC Rule 15c3-3(K) under the provisions of paragraph (2)(ii) thereunder. DSI has met the requirements of the provisions of paragraph (2)(ii), without exception, since it commenced operations, including during the entirety of the fiscal year ended June 30, 2015.

Sincerely,

Scott Starbird